UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 9, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Checkpoint Therapeutics, Inc.

File No. 0-55506 – CF# 33667

   Checkpoint Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-12G filed on March 24, 2016.

   Based on representations by Checkpoint Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.5	through	July 11, 2019
Exhibit 10.6	through	July 11, 2019
Exhibit 10.7	through	July 11, 2019
Exhibit 10.8	through	May 8, 2018
Exhibit 10.11	through	July 11, 2019
Exhibit 10.13	through	December 31, 2016

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

         Brent J. Fields
         Secretary